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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________________________________________

FORM 6-K
____________________________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021
Commission File Number: 001-37775
____________________________________________________________________________

BROOKFIELD BUSINESS PARTNERS L.P.
(Translation of registrant's name into English)
____________________________________________________________________________

73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda
(441) 294-3309
(Address of principal executive office)
____________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Exhibit 99.1 included in this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-3: File No: 333-251316

EXHIBIT LIST

Exhibit	Title
99.1	Brookfield Business Partners L.P.’s interim report for the quarter ended June 30, 2021
99.2	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.3	Form 52 — 109F2 — Certification of Interim Filings — CFO
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED
/s/ Jane Sheere
Date: August 6, 2021	By:	Name: Jane Sheere Title: Corporate Secretary

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EXHIBIT LIST

SIGNATURES